UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2006 Estimated average burden hours per response...........4.47
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) WD-40 Company			(b) I.R.S. IDENT. NO. 95-1797918	(c) S.E.C. FILE NO. 000-06936	WORK LOCATION United States
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 1061 Cudahy Place San Diego CA 92110					(e) TELEPHONE NO.
					AREA CODE 619	NUMBER 275-1400
2 (a) PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD William B. Noble	(b) I.R.S. IDENT. NO. N/A	(c) RELATIONSHIP TO ISSUER Exec. Officer	(d) ADDRESS STREET CITY STATE ZIP CODE Brick Close, Kiln Farm Keynes UK MK113LJ
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number
3 (a) Title of the Class of Securities To Be Sold	(b) Name and address of Each Broker through whom the Securities are to be Offered to Each Market Maker Who is acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of shares or other Units To be sold (see instr.3(c))	(d) Aggregate Market Value (see instr.3(d))	(e) Number of shares Or other units Outstanding (see instr.3(e))	(f) Approximate Date of sale (see instr.3(f)) (Mo. Day Yr.)	(g) Name of Each Securities Exchange (see instr.3(g))
Common Stock	Computershare Securities Corp. 2 North LaSalle Street Chicago, IL 60602 Broadcort Correspondent Clearing Division Merrill, Lynch, Pierce, Fenner & Smith Incoporated 101 Hudson Street, 7th Floor Jersey City, New Jersey 07302		15,000	$480,000 (1)	16,796,332	4/24/06 (2)	NASDAQ
INSTRUCTIONS:
1.	(a)	Name of issuer.	3.	(a)	Title of the class of securities to be sold.
	(b)	Issuer's IRS Identification Number.		(b)	Name and address of each broker through whom the securities are intended to be sold.
	(c)	Issuer's SEC file number, if any.		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
	(d)	Issuer's address, including zip code.		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing
	(e)	Issuer's telephone number, including area code.		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
2.	(a)	Name of person for whose account the securities are to be sold.		(f)	Approximate date on which the securities are to be sold.
	(b)	Such person's or I.R.S. Identification number, if such a person is an entity.		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.
	(c)	Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
	(d)	Such person's address, including zip code.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
TABLE I--SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the Payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person From Whom Acquired (If Gift, Also Give Date Donor Acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	4/24/06 (2)	Exercise of non-qualified stock option	WD-40 Company	15,000	04/24/06 (2)	Sale Proceeds (2)
INSTRUCTIONS:	1.
If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS
Furnish The Following Information as to All Securities of The Issuer Sold During The Past Three Months By The Person For Whose Account The Securities Are To Be Sold.

Name and Address of Seller	Title of Securities To Be Sold.	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A

REMARKS:
(1) Estimated based on the fair market value at market close on 4/21/06 of $32.00/share.
(2) These control securities, registered on Form S-8 dated 7/15/04, will be acquired upon exercise of a non-qualified stock option on the date of sale in a cashless stock option exercise transaction processed by Computershare Investor Services, LLC, the Issuer’s stock option plan administrator.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

4/24/06	/s/ Maria M. Mitchell as Attorney in Fact for William B. Noble
DATE OF NOTICE	(SIGNATURE)
The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).